Exhibit 1.1

WISeKey Reports Full Year 2022 Audited Consolidated Financial Results

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Schedules conference call for May 2 at 3:00 pm CET (9:00 am ET)

•	Revenue growth: 35% increase in FY 2022 revenue to $23.8 million, as compared to $17.6 million in FY 2021.

•	Strong gross profit margin: FY 2022 gross profit margin increased slightly to 42.4% from 42.2% in FY 2021.

•	Strong cash position: cash and cash equivalents together with restricted cash remained strong at $20.7 million at December 31, 2022.

Geneva, Switzerland, April 28, 2022 – Ad-Hoc announcement pursuant to Art. 53 of SIX Listing Rules– WISeKey International Holding Ltd. (NASDAQ: WKEY / SIX: WIHN) (“WISeKey” or the “Company” or the “Group”), a leading cybersecurity and IoT company, announced today its audited consolidated financial results for full year (FY) 2022 (period ended December 31, 2022).

Carlos Moreira, WISeKey’s Founder and CEO, noted, “In 2022 WISeKey’s main focus was on the Internet of Things (IoT) and the development of its SEALSQ Semiconductors/Post Quantum offering. With SEALSQ, WISeKey aims to maximize the potential of semiconductors and list it on the NASDAQ, further expanding its reach and impact in the industry. With the increasing demand for connected devices, IoT has become a vital component of modern technology. The Company recognizes the importance of IoT and plans to channel its efforts towards developing new and advanced IoT solutions in 2023. This initiative will enable the Company to offer enhanced services to its clients and stay at the forefront of technological advancements.”

Despite strong revenue growth, the Company reported losses due to:

(a)	Significant investment made during the year in next-generation semiconductors and the launch of SEALSQ’s listing process on the NASDAQ. SEALSQ's investment in next-generation semiconductors and AI infrastructure is part of its long-term strategy to stay at the forefront of technological innovation. The Company has made significant investments in these areas in order to develop new products and services that will meet the needs of its customers in the years to come.

(b)	The net proceeds from the sale of our 51% ownership WISeKey in ARAGO for $25 million have not yet been received, impacting the Company's financial performance. WISeKey is currently assessing enforcement scenarios to turn its pledge over the arago AI IP into full ownership, allowing WISeKey to integrate the HIRO AI into the WISeKey platform.

WISeKey International Holding used the COVID transitional period in 2022 to define a new strategic direction that will see it operate as a holding company of several distinctive operational companies covering the full spectrum of WISeKey-related technologies. Currently this comprises the Root of Trust and PKI at WISeKey SA, semiconductors and Quantum technology with SEALSQ and WISeKey Semiconductors, Space technology using Picosatellites under WISeSat.Space and Trusted Blockchain NFT with WISe.ART Corp. Each of these subsidiaries contribute in meaningful ways to the overall mission of the WISeKey holding company, while also operating independently with a specific focus on their particular area of R&D and expertise and integrating their respective technologies into the WISeKey platform.

The decision to operate as a holding company of several distinctive operational companies reflects WISeKey International Holding’s commitment to provide the most comprehensive and effective cybersecurity platform solutions to its customers. By diversifying its operations, the holding company is better positioned to meet the evolving needs of the cybersecurity market while maintaining a central focus on its core mission of securing the Internet.

Each subsidiary has its own revenue stream and profitability targets, enabling it to focus on its core strengths and market opportunities. Each subsidiary has its own maturity stage, with SEALSQ already in process independently listing on the NASDAQ and the other subsidiaries still on start-up mode. These subsidiaries are aligned with the overall mission of the holding company that keeps majority ownership and provides managed financial services guaranteeing a proper operation while at the same time offers cutting-edge cybersecurity solutions to its customers.

Over time, the holding company plans to gradually IPO each independent company as they reach maturity. This approach will provide each subsidiary with the flexibility to operate independently while benefiting from the resources and support of the parent company. It will also create a diversified business structure that is better positioned to succeed in the rapidly evolving cybersecurity market.

Mr. Moreira added, “Our investments in innovation, strong customer demand, and execution excellence put us in a position of strength for the future. We continue to see solid demand for our semiconductors and the next generation post-quantum chips roadmap SEALSQ and are making substantial progress in the implementation of our post-quantum algorithms in Secure Semiconductors MS6001/MS6003. During the last two years, we have made considerable advancements in developing post-quantum resistant algorithms by establishing strategic R&D partnerships with MINES Saint-Etienne Research Institute (“MINES Saint-Etienne”), aiming to help the international community find cryptography algorithms that will resist future quantum computing based cyber-attacks.  SEALSQ’s on-chip or cloud-based solutions are now also provisioning services with the Matter Root-of-Trust PAA (Product Attestation Authority) which will help our customers save time and money in achieving Matter security compliance.”

Mr. Moreira further explained, “WISeKey continues to build momentum by addressing the security needs across blockchain. In 2022, the blockchain business achieved significant new milestones in the supply management business. The supply chain management of critical goods can now be further secured by integrating IoT devices that communicate with picosatellites launched by WISeSat with the Casper blockchain. WISeKey's security chips are being utilized to protect various types of IoT devices, including satellites and their captured images and communications from agriculture and logistics sensors. Leveraging the extensive reach of picosatellites and their ability to connect with low-energy IoT devices, this product combines it with the immutability of data and smart contracting feature of the Casper blockchain to provide unique benefits to the supply chain management industry. Now, logistics processes can be more efficient and transparent, and data on goods in transit, such as environmental conditions and geo-location, can be reliably tracked. Additionally, WISeKey semiconductors securely issue NFTs that authenticate and track objects, much like an embedded ePassport, providing a digital identity used throughout the object's lifetime. This allows objects to become "Trusted Objects" of the Internet and provide verifiable data, enabling supply chain managers to make informed decisions and prevent possible accidents or delays during transit.”

Mr. Moreira continued, “Demand for WISeKey’s products and services substantially increased. With a 35% increase in revenue, the Group is back on its growth path, supported by investments in R&D aiming to remain at the edge of technology, and investments focused on strengthening our sales force. We anticipate this growth continuing in 2023 with a strong backlog of orders already in place while the significant investments we made to expand our production capacity will allow us to better meet our clients’ needs.”

“Regarding operational costs, in 2023 we will continue to invest in research and development, following $3.9 million of investments made in 2022. WISeKey, through its Semiconductor division, is investing heavily in its QUAntum resistant Secure ARchitectureS (QUASARS) project targeting the development of its next generation Quantum Resistant chip,” concluded Mr. Moreira

WISeKey’s FY22 audited consolidated financial results are available at https://www.wisekey.com/company/investors/financial-reports/.

FY 2022 Key Financial Milestones:

The key highlights of the year ended December 31, 2022 were:

•	Revenue growth: 35% increase in revenue to $23.8 million in the year 2022, compared to $17.6 million in 2021.

•	Cash position remains strong with $20.7 million cash available at December 31, 2022.

•	Increase in semiconductors production capacity: in 2022, WISeKey initiated a 5-year capital expenditure (“CapEx”) plan to increase its semiconductors volume by up to 80% over the next 5 years. The plan is supported by a $2 million loan from a third-party client for the purpose of increasing production capacity.

•	Cost structure efficiency improvements: our operating expenses decreased by $8.1 million and by $5 million when excluding non-cash stock-based compensation in comparison to 2021, showing our successful efforts to streamline our cost base while still being able to grow our revenue.

•	Strong investments in Research & Development (“R&D”): we continue to support our R&D work with $3.9 million invested during the year. In 2022:

o	we initiated our QUASARS project, a radical innovative solution paving the way of Post Quantum Cryptography era, and

o	we launched 13 security-IoT hardened low-orbit picosatellites, WISeSaT, for our new satellite-based secure IoT connectivity-as-a-service, through which WISeKey provides the satellite platform, launch, integration, ground station services and all the security architecture and components, as part of a turnkey SaaS solution for low-power and secure space-based IoT connectivity, in collaboration with FOSSA Systems S.L. (“FOSSA”).

•	Strengthening our Sales and Marketing (“S&M”) organization: the Group has continued reinforcing its sales and marketing team with a new sales director in the U.S.A. and the onboarding of 7 additional sales representatives in the E.U. region, Israel and South Africa and 2 representatives which will cover the Eastern states of the United States.

•	Development of the WISe.ART NFT platform: an innovative platform where WISeKey adds identification to the emerging NFT trade market, therefore ensuring that NFTs sold on its platform are genuine. The WISe.ART platform now includes over 1000 artworks by over 100 artists worldwide ranging from traditional art, video art to 3 dimensional AI productions.

•	M&A activity: divestiture of our 51% controlling interest in arago GmbH (“arago”) which freed up liquidity for the continuing operations of WISeKey and had a positive impact on its cash flow forecasts.

2023 KEY GROWTH AREAS

•	Our strong semiconductors backlog of orders and pipeline of opportunities valued at over $100 million has given us a great building block that allows our sales team to focus on new opportunities to expand our customer base and geographic footprint. As a result, we expect to see a significant increase in the number of customers served by WISeKey in this sector by 2023 / 2024.

•	Continued development of the WISe.ART NFT auction platform in conjunction with Polygon and CasperLabs, a product for which we have a patent pending, which would potentially add to our extensive patent portfolio. We are starting to bring revenues by charging commissions on the sales that are carried out on the WISe.ART platform which is a percentage of the total sale and depends upon multiple factors. In 2023, WISeKey expects to sign partnerships with Hedera and Italpreziosi for an even wider coverage, allowing for significant community growth, collectors’ transactions and new NFTs business.

•	Launch of the WISeSat FOSSA picosatellite constellation as part of the WISeSat venture which will enable us to support Global Decentralized IoT Communications, a project that is building towards commercial deployment in the second half of 2023 when we believe our partnership agreement with the Swiss Army will become effective.

•	New strategic partnerships to strengthen its position as IoT cybersecurity provider and to develop new use cases based on our established technologies.

•	Investments in post-quantum cryptography that are resistant against quantum cryptanalysis so as to anticipate future cybersecurity threats, working in collaboration with the American National Institute of Standards and Technology (NIST) and the European Union Agency for Cybersecurity (ENISA).

•	Planned significant investment in new equipment to increase the production volume of semiconductors.

•	Investment in R&D to expand its patent portfolio.

FY 2022 RESULTS CONFERENCE CALL

Carlos Moreira, CEO and Peter Ward, CFO will host a conference call on Tuesday, May 2, 2023, at 3:00 p.m. CET / 9:00 a.m. ET to discuss these results, recent business developments and growth initiatives. A Q&A session will follow the prepared remarks.

Interested parties may participate in the call by dialing:

United States (Toll)	877-445-9755
United States (Toll Free)	201-493-6744
France (fixed) ATT /excl. Monaco:	0 800 912 848
Germany (fixed) ATT:	0 800 182 0040
Germany (mobile) ATT:	0 800 184 4713
Italy (fixed) ATT:	800 791 612
Italy (mobile) ATT:	800 796 508
Netherlands (fixed) ATT:	0 800 023 4340
Netherlands (mobile) ATT:	0 800 022 3580
Spain (fixed) ATT:	900 834 236
Spain (mobile) ATT:	900 834 876
Switzerland (fixed) ATT:	0 800 835 525
Switzerland (mobile) ATT:	0 800 891 374
United Kingdom (fixed) ATT:	0 800 756 3429

To access the call, please dial in approximately five minutes before the start time. The call will also be simultaneously webcasted over the Internet via this link and such link will also be made available in the “Investor Relations” section of WISeKey’s website http://wisekey.com/investors/.

An archived version of the webinar will be available on WISeKey’s website following the live presentation. For any questions regarding the event, please email Lcati@equityny.com.

ADDITIONAL FINANCIAL & OPERATIONAL DATA

Consolidated Statements of Comprehensive Income/(Loss) [as reported]

	12 months ended December 31,
USD'000	2022	2021	2020

Net sales	23,814	17,646	14,779
Cost of sales	(13,588)	(9,893)	(8,578)
Depreciation of production assets	(132)	(301)	(736)
Gross profit	10,094	7,452	5,465

Other operating income	2,073	183	43
Research & development expenses	(3,862)	(5,618)	(6,012)
Selling & marketing expenses	(7,275)	(9,111)	(7,355)
General & administrative expenses	(11,466)	(14,066)	(10,673)
Total operating expenses	(20,530)	(28,612)	(23,997)
Operating loss	(10,436)	(21,160)	(18,532)

Non-operating income	3,937	2,509	1,127
Debt conversion expense	(827)	(325)	—
Gain on derivative liability	—	—	44
Interest and amortization of debt discount	(168)	(1,057)	(458)
Non-operating expenses	(5,551)	(3,426)	(11,079)
Loss before income tax expense	(13,045)	(23,459)	(28,898)

Income tax income / (expense)	3,238	(13)	(9)
Loss from continuing operations, net	(9,807)	(23,472)	(28,907)

Discontinued operations:
Net sales from discontinued operations	1,805	4,612	—
Cost of sales from discontinued operations	(978)	(2,976)	—
Total operating and non-operating expenses from discontinued operations	(5,274)	(2,364)	—
Income tax recovery from discontinued operations	25	106	—
Loss on disposal of a business, net of tax on disposal	(15,026)	—	—
Income / (loss) on discontinued operations	(19,449)	(622)	—

Net income / (loss)	(29,255)	(24,094)	(28,907)

Less: Net income / (loss) attributable to noncontrolling interests	(1,780)	(3,754)	(248)
Net income / (loss) attributable to WISeKey International Holding AG	(27,475)	(20,340)	(28,659)

Earnings per share from continuing operations
Basic	(0.09)	(0.33)	(0.68)
Diluted	(0.09)	(0.33)	(0.68)
Earnings per share from discontinued operations
Basic	(0.17)	(0.01)	—
Diluted	(0.17)	(0.01)	—

Earning per share attributable to WISeKey International Holding AG
Basic	(0.24)	(0.28)	(0.67)
Diluted	(0.24)	(0.28)	(0.67)

Other comprehensive income / (loss), net of tax:
Foreign currency translation adjustments	(1,434)	(1,534)	1,729
Change in unrealized gains related to available-for-sale debt securities	—	1,965	5,385
Reclassifications out of the OCI arising during period	1,156	—	—
Defined benefit pension plans:
Net gain (loss) arising during period	2,934	1,572	1,189
Reclassification adjustments		(7,350)
Other comprehensive income / (loss)	2,656	(5,347)	8,303
Comprehensive income / (loss)	(26,599)	(29,441)	(20,604)

Other comprehensive income / (loss) attributable to noncontrolling interests	(964)	187	(95)
Other comprehensive income / (loss) attributable to WISeKey International Holding AG	3,620	(5,534)	8,398

Comprehensive income / (loss) attributable to noncontrolling interests	(2,744)	(3,567)	(343)
Comprehensive income / (loss) attributable to WISeKey International Holding AG	(23,855)	(25,874)	(20,261)

The notes are an integral part of our consolidated financial statements.

Consolidated Balance Sheets [as reported]

	As at December 31,	As at December 31,
USD'000	2022	2021
ASSETS
Current assets
Cash and cash equivalents	20,706	34,201
Restricted cash, current	108	110
Accounts receivable, net of allowance for doubtful accounts	2,573	2,979
Notes receivable from employees and related parties	67	68
Inventories	7,510	2,710
Prepaid expenses	831	1,198
Current assets held for sale	—	689
Other current assets	1,380	555
Total current assets	33,175	42,510

Noncurrent assets
Notes receivable, noncurrent	64	190
Deferred income tax assets	3,295	1
Deferred tax credits	694	848
Property, plant and equipment net of accumulated depreciation	842	573
Intangible assets, net of accumulated amortization	98	105
Finance lease right-of-use assets	—	171
Operating lease right-of-use assets	2,289	2,941
Goodwill	8,317	8,317
Equity securities, at cost	472	501
Equity securities, at fair value	1	1
Noncurrent assets held for sale	—	32,391
Other noncurrent assets	249	256
Total noncurrent assets	16,321	46,295
TOTAL ASSETS	49,496	88,805

LIABILITIES
Current Liabilities
Accounts payable	13,401	14,786
Notes payable	4,196	4,206
Deferred revenue, current	174	92
Current portion of obligations under finance lease liabilities	—	55
Current portion of obligations under operating lease liabilities	592	595
Income tax payable	57	11
Current liabilities held for sale	—	4,567
Other current liabilities	409	440
Total current liabilities	18,829	24,752

Noncurrent liabilities
Bonds, mortgages and other long-term debt	1,850	458
Convertible note payable, noncurrent	1,267	9,049
Deferred revenue, noncurrent	23	100
Operating lease liabilities, noncurrent	1,727	2,468
Employee benefit plan obligation	1,759	4,769
Other deferred tax liabilities	8	62
Noncurrent liabilities held for sale	—	5,712
Other noncurrent liabilities	8	56
Total noncurrent liabilities	6,642	22,674
TOTAL LIABILITIES	25,471	47,426

Commitments and contingent liabilities

SHAREHOLDERS' EQUITY
Common stock - Class A	400	400
CHF 0.01 par value
Authorized - 50,021,988 and 40,021,988 shares
Issued and outstanding - 40,021,988 and 40,021,988 shares
Common stock - Class B	5,334	4,685
CHF 0.05 par value
Authorized - 177,419,580 and 138,058,468
Issued - 100,294,518 and 88,120,054
Outstanding - 99,837,254 and 80,918,390
Treasury stock, at cost (457,264 and 7,201,664 shares held)	(371)	(636)
Additional paid-in capital	280,597	268,199
Accumulated other comprehensive income / (loss)	5,935	1,407
Accumulated deficit	(265,635)	(238,160)
Total shareholders'equity attributable to WISeKey shareholders	26,260	35,895
Noncontrolling interests in consolidated subsidiaries	(2,235)	5,484
Total shareholders' equity	24,025	41,379
TOTAL LIABILITIES AND EQUITY	49,496	88,805

The notes are an integral part of our consolidated financial statements.

About WISeKey

WISeKey (NASDAQ: WKEY; SIX Swiss Exchange: WIHN) is a leading global cybersecurity company currently deploying large scale digital identity ecosystems for people and objects using Blockchain, AI and IoT respecting the Human as the Fulcrum of the Internet. WISeKey microprocessors secure the pervasive computing shaping today’s Internet of Everything. WISeKey IoT has an install base of over 1.5 billion microchips in virtually all IoT sectors (connected cars, smart cities, drones, agricultural sensors, anti-counterfeiting, smart lighting, servers, computers, mobile phones, crypto tokens etc.).  WISeKey is uniquely positioned to be at the edge of IoT as our semiconductors produce a huge amount of Big Data that, when analyzed with Artificial Intelligence (AI), can help industrial applications to predict the failure of their equipment before it happens.

Our technology is Trusted by the OISTE/WISeKey’s Swiss based cryptographic Root of Trust (“RoT”) provides secure authentication and identification, in both physical and virtual environments, for the Internet of Things, Blockchain and Artificial Intelligence. The WISeKey RoT serves as a common trust anchor to ensure the integrity of online transactions among objects and between objects and people. For more information, visit www.wisekey.com.

Press and investor contacts:

WISeKey International Holding Ltd Company Contact: Carlos Moreira Chairman & CEO Tel: +41 22 594 3000 info@wisekey.com	WISeKey Investor Relations (US) Contact: Lena Cati The Equity Group Inc. Tel: +1 212 836-9611 lcati@equityny.com

Disclaimer:
This communication expressly or implicitly contains certain forward-looking statements concerning WISeKey International Holding Ltd and its respective businesses. Forward-looking statements include statements regarding business strategy, financial performance, results of operations, market data, events or developments that we expect or anticipates will occur in the future, as well as any other statements which are not historical facts. Although we believe that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements WISeKey’s ability to implement its growth strategies, WISeKey’s ability to continue beneficial transactions with material parties, including a limited number of significant customers; market demand and semiconductor industry conditions; and the risks discussed in WISeKey’s’s filings with the SEC. Risks and uncertainties are further described in reports filed by WISeKey with the SEC.

This press release does not constitute an offer to sell, or a solicitation of an offer to buy, any shares or other securities, and it does not constitute an offering prospectus within the meaning of the Swiss Financial Services Act (“FinSA”), the FinSa’s predecessor legislation or advertising within the meaning of the FinSA. Investors must rely on their own evaluation of WISeKey and its securities, including the merits and risks involved. Nothing contained herein is, or shall be relied on as, a promise or representation as to the future performance of WISeKey.

The registration statement referred to in this press release, including the Prospectus contained therein, constitutes a foreign prospectus within the meaning of article 54 paras. 2 and 3 of the FinSA and article 70 paras. 2-4 of the Swiss Financial Services Ordinance of November 6, 2019, as amended.